Exhibit 99.1

Weidai Announces Receipt of NYSE Non-compliance Letter Regarding ADS Trading Price on August 31, 2021

Hangzhou, China, September 24, 2021 — Weidai Ltd. (the “Company” or “Weidai”) (NYSE: WEI), a leading auto-backed financing solution provider in China, today announced that it has received a letter from the New York Stock Exchange (the “NYSE”) dated August 31, 2021, notifying Weidai that it is below compliance standards due to the trading price of its American Depositary Shares (the “ADSs”).

Pursuant to NYSE rule 802.01C, a company will be considered to be below compliance standards if the average closing price of a security as reported on the consolidated tape is less than US$1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its share price and average share price back above US$1.00 by six months following receipt of the notification. The company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the company has a closing share price of at least US$1.00 and an average closing share price of at least US$1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the six-month cure period, both a US$1.00 closing share price on the last trading day of the cure period and a US$1.00 average closing share price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options.

About Weidai Ltd.

Weidai Ltd. is a pioneer and leading auto-backed financing solution provider in China supported by sophisticated and effective risk management system and technology. The Company transforms used automobiles, a type of “non-standard” collateral, into investable assets, to provide accessible credit for China's small and micro enterprises, and connects the borrowers with institutional funding partners through its platform.

For more information, please visit http://weidai.investorroom.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Weidai may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Weidai’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited the following: Weidai’s goal and strategies; Weidai’s expansion plans; Weidai’s future business development, financial condition and results of operations; Weidai’s expectations regarding demand for, and market acceptance of, its solutions and services; Weidai’s expectations regarding keeping and strengthening its relationships with borrowers, investors and financial institutions and other platform participants; general economic and business conditions; Weidai’s assumptions underlying or related to any of the foregoing regulations and governmental policies relating to the online consumer finance industry in China; its ability to comply with existing or future laws and regulations related to data protection or data security; and Weidai’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria; litigation and negative publicity surroundings China -based companies listed in the U.S.; and the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Weidai does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Christensen

Mr. Rene Vanguestaine

Tel: +86-10-5900-1548

E-mail: rvanguestaine@christensenir.com

In US:

Christensen

Ms. Linda Bergkamp

Tel: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

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